

Mail Stop 3720

March 13, 2009

Joseph J. Euteneuer
Executive Vice President and Chief Financial Officer
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

> **Re:** **Qwest Communications International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **File No. 1-15577**

Dear Mr. Euteneuer:

We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Please address the following comments in future filings. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a future revision is
unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 3

Business Trends, page 30

1. Please refer to the Data, Internet and video growth discussion. Disclose the
impact your "growth products and services" had on the current revenue from data,
Internet and video services and what you expect the impact will be in the future.
Also, discuss whether you expect the trend to continue or change and the reasons
why. We note that the margins of these "growth products and services" are lower
than the traditional products and services. Further, disclose your broadband
services penetration rates for 2008, 2007 and 2006. Please provide us with your
proposed disclosures.

Near-Term View, page 51

2. You disclose that you "generated net cash from operating activities in excess of $2.7 billion in each of the past three years." It appears to us that you will need to utilize your available credit facility since your disclosed cash needs (including $193 million for stock repurchases) for the next twelve months will exceed your cash on hand and expected operating cash flows. Please discuss how this may impact your near-term and long-term liquidity and results of operations. We note your discussion of the net decrease in interest expense on page 49. Please provide us with your proposed disclosures.

3. Please disclose the nature and amounts of your discretionary and non-discretionary expected capital expenditures of $1.8 billion. Please provide us with your proposed disclosures.

Long-Term View, page 52

4. Please discuss your plans if you are not able to either refinance your maturing debt or have access to additional credit to meet your long-term liquidity needs. We note that your current credit ratings may impair your "ability to raise additional capital under acceptable terms and conditions." Please provide us with your proposed disclosures.

Recoverability of Long-Lived Assets, page 66

5. We note that you had access line losses for the past few years and such losses have accelerated in 2008 and you expect this trend to continue in 2009. We also note that your related voice services revenues (including the Verizon Wireless arrangement) have been decreasing over the past few years. Please discuss how these trends may impact your evaluations including any future impairment charge. Please provide us with your proposed disclosures.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Please submit your cover letter over EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director